Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Experts” and “Selected Consolidated Financial Data” and to the use of our report dated April 10, 2014, in the Registration Statement (Form S-4) and related Prospectus of DCT Industrial Operating Partnership LP for the registration of $275,000,000 of 4.500% Senior Notes due 2023. We also consent to the incorporation by reference therein of our reports dated February 21, 2014, with respect to the consolidated financial statements and schedule of DCT Industrial Trust Inc. and subsidiaries and the effectiveness of internal control over financial reporting of DCT Industrial Trust Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

April 10, 2014